UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 22, 2015 (May 21, 2015)

Vanguard Natural Resources, LLC

(Exact name of registrant specified in its charter)

Delaware	001-33756	61-1521161
(State or Other Jurisdiction	(Commission	(IRS Employer
Of Incorporation)	File Number)	Identification No.)

5847 San Felipe, Suite 3000

Houston, TX 77057

(Address of principal executive offices, zip code)

Registrant’s telephone number, including area code: (832) 327-2255

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry Into a Material Definitive Agreement

Agreement and Plan of Merger

On May 21, 2015, Vanguard Natural Resources, LLC (“Vanguard”) and Talon Merger Sub, LLC, an indirect wholly owned subsidiary of Vanguard (“Merger Sub,” and, together with Vanguard, the “Vanguard Entities”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Eagle Rock Energy Partners, L.P. (“Eagle Rock”) and Eagle Rock Energy GP, L.P. (“Eagle Rock GP,” and, together with Eagle Rock, the “Eagle Rock Entities”), pursuant to which Vanguard will acquire Eagle Rock in exchange for common units representing limited liability company interests in Vanguard (“Vanguard Common Units”), implying an aggregate transaction value of approximately $614 million, including the assumption of Eagle Rock’s existing net debt. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Eagle Rock, with Eagle Rock continuing as the surviving entity and an indirect wholly owned subsidiary of Vanguard (the “Merger”).

Under the terms of the Merger Agreement, each outstanding common unit representing a limited partner interest in Eagle Rock (a “Eagle Rock Common Unit”) will be converted into the right to receive 0.185 newly issued Vanguard Common Units or, in the case of fractional Vanguard Common Units, cash (without interest and rounded up to the nearest whole cent) (the “Merger Consideration”). Further, in connection with the Merger Agreement, Vanguard will adopt Eagle Rock’s long-term incentive plan and each outstanding award of Eagle Rock Common Units (including performance units based on Eagle Rock Common Units, “Restricted Eagle Rock Units”) issued under such plan will be converted into new awards of Vanguard restricted units. However, any outstanding Eagle Rock Restricted Units held by employees and officers of Eagle Rock and members of the board of directors of Eagle Rock who do not receive offers from Vanguard or who receive “Unqualified Offers” (as such term is defined in the Merger Agreement) and do not accept such offers will accelerate upon the effective time of the merger (as if terminated without cause following a change of control) and be converted into the right to receive the Merger Consideration, with the vesting level of performance-based restricted units determined based upon actual performance through the effective time of the merger (subject to Vanguard’s good faith review).The Eagle Rock Entities and the Vanguard Entities have each made certain representations and warranties and agreed to certain covenants in the Merger Agreement. Each of the Eagle Rock Entities and Vanguard has agreed, among other things, subject to certain exceptions, to conduct its respective business in the ordinary course during the period between the execution of the Merger Agreement and the effective time of the Merger (unless the Merger Agreement is earlier terminated in accordance with its terms). In addition, Eagle Rock has agreed not to solicit alternative business combination transactions during such period, and, subject to certain exceptions, not to engage in discussions or negotiations regarding any alternative business combination transactions during such period.

The closing of the Merger is subject to satisfaction or waiver of customary closing conditions, including, among others, (1) the approval of the Merger Agreement by the affirmative vote or consent of the holders of at least a majority of the outstanding Eagle Rock Common Units, voting as a class, (2) the approval of the issuance of the new Vanguard Common Units in connection with the Merger by the majority of the votes cast affirmatively or negatively by holders of the outstanding Vanguard Common Units and Vanguard Class B Units present in person or by proxy at a duly called unitholder meeting, (3) the registration statement on Form S-4 used to register the Vanguard Common Units to be issued in the Merger being declared effective by the Securities and Exchange Commission (“SEC”), (4) the approval for listing of the Vanguard Common Units issuable as part of the Merger Consideration on the NASDAQ Global Select Market, (5) subject to specified materiality standards, the accuracy of the representations and warranties of, and the performance of all covenants by, the parties and (6) the delivery of certain tax opinions.

The Merger Agreement contains certain termination rights for both Vanguard and Eagle Rock and further provides that, upon termination of the Merger Agreement, under certain circumstances, either party may be required to reimburse the other party’s expenses up to $2,317,700 and pay the other party a termination fee equal to $20,000,000.

Prior to entering into the Merger Agreement, Vanguard obtained the consent of LRR Energy, L.P. and the board of directors of LRE GP, LLC, each of which is a party to a merger agreement entered into on April 20, 2015, by and among Vanguard Natural Resources, LLC, Lighthouse Merger Sub, LLC, Lime Rock Management LP, Lime Rock Resources A, L.P., Lime Rock Resources B, L.P., Lime Rock Resources C, L.P., Lime Rock Resources II-A, L.P., Lime Rock Resources II-C, L.P., LRR Energy, L.P. and LRE GP, LLC, as described in a Form 8-K filed by Vanguard with the SEC on April 22, 2015.

The summary of the Merger Agreement in this Current Report on Form 8-K does not purport to be complete and is qualified by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K, and is incorporated herein by reference.

Voting and Support Agreement

Simultaneously with the execution of the Merger Agreement, Vanguard also entered into a Voting and Support Agreement (the “Voting Agreement”) with each of Montierra Minerals & Production, L.P., Montierra Management LLC, Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., NGP Income Management L.L.C., Eagle Rock Holdings NGP 7, LLC, Eagle Rock Holdings NGP 8, LLC, ERH NGP 7 SPV, LLC, ERH NGP 8 SPV, LLC, NGP Income Co-Investment Opportunities Fund II, L.P. and NGP Energy Capital Management, L.L.C. (collectively, the “Eagle Rock Unitholders” and each, a “ Eagle Rock Unitholder”), and, solely for the waiver of an existing voting agreement and termination and other miscellaneous provisions, Eagle Rock and Eagle Rock GP. Pursuant to the Voting Agreement, the Eagle Rock Unitholders are required to vote all Eagle Rock Common Units owned by such Eagle Rock Unitholders in favor of the Merger and the adoption of the Merger Agreement at any meeting of the Eagle Rock Unitholders called for such purpose and against any alternative proposal or any proposal made in opposition to adoption of the Merger Agreement, without regard to the terms of the alternative proposal. The foregoing obligations will terminate upon the earliest to occur of (a) the consummation of the Merger or the termination of the Merger Agreement in accordance with its terms (the “Expiration Date”), (b) the effective date of any waiver, amendment or other modification to the Merger Agreement that is materially adverse to the Eagle Rock Unitholders, and (c) a change in recommendation of Eagle Rock regarding the Merger.

Among other things, each Eagle Rock Unitholder further agrees (i) not to initiate, solicit or knowingly encourage any third person to make a third party proposal or to assist any third person in connection therewith, (ii) not to encumber, sell, transfer or dispose of any Eagle Rock Common Units owned by such Eagle Rock Unitholder at any time prior to the Expiration Date in excess of 15% of the Eagle Rock Common Units held by such Eagle Rock Unitholder as of date of the Voting Agreement (provided that Natural Gas Partners VII, L.P. may transfer any of its Eagle Rock Common Units to any of its affiliates on or after December 1, 2015), and (iii) that any additional units in Eagle Rock acquired by such Eagle Rock Unitholder after the execution of the Voting Agreement would be subject to the Voting Agreement. Further, for a period of 90 days following the Expiration Date, the Eagle Rock Unitholders agree not to offer, pledge, sell, transfer or dispose of any Vanguard Common Units received pursuant to the Merger Agreement (“Restricted Securities”), provided that on each trading day during such period, the Eagle Rock Unitholders may offer, pledge, sell transfer or dispose of an aggregate number of Restricted Securities, on a daily basis, not to exceed 10% of the average daily trading volume of Vanguard Common Units during the four weeks immediately prior to the first day of the calendar month in which the Vanguard Common Units are offered, pledged, sold, transferred or disposed of.

Pursuant to the Voting Agreement, Vanguard also agrees not to amend, without the consent of the Eagle Rock Unitholders, the Amended and Restated Voting and Support Agreement, dated May 21, 2015, by and among Vanguard, Lime Rock Resources A, L.P., Lime Rock Resources B, L.P., Lime Rock Resources C, L.P., LRR Energy, L.P., LRE GP, LLC and, solely for the purposes of Section 3.2 thereof, Lime Rock Management LP, Lime Rock Resources II-A, L.P. and Lime Rock Resources II-C, L.P., without the consent of the Eagle Rock Unitholders.

The summary of the Voting Agreement in this Current Report on Form 8-K does not purport to be complete and is qualified by reference to the full text of the Voting Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K, and is incorporated herein by reference.

Registration Rights Agreement

On May 21, 2015, Vanguard also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with each of the Eagle Rock Unitholders. Pursuant to the Registration Rights Agreement, Vanguard is required to file or cause to be filed with the SEC either (i) a registration statement with respect to the public resale of the Vanguard Common Units issued pursuant to the Merger Agreement (a “New Shelf Registration Statement”) or (ii) a post-effective amendment to Vanguard’s existing Automatic Shelf Registration on Form S-3 (File No. 333-202064), filed with the SEC on February 13, 2015 (an “Amended Automatic Shelf Registration Statement”).

Vanguard is required to file or cause to be filed either such New Shelf Registration Statement or Amended Automatic Shelf Registration Statement within 14 days following the closing under the Merger Agreement and is required to cause the New Shelf Registration Statement or Amended Automatic Shelf Registration Statement, as applicable, to become effective as soon as reasonably practicable thereafter but in no event later than 120 days after the closing under the Merger Agreement. Further, the Eagle Rock Unitholders will have the right to participate in future underwritten public offerings of Vanguard Common Units and to initiate an underwritten offering of the Vanguard Common Units received by the Eagle Rock Unitholders as Merger Consideration, subject to certain conditions.

The summary of the Registration Rights Agreement in this Current Report on Form 8-K does not purport to be complete and is qualified by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit 4.1 to this Current Report on Form 8-K, and is incorporated herein by reference.

Cautionary Statements

The Merger Agreement, the Voting Agreement and the Registration Rights Agreement and the above descriptions have been included to provide investors and security holders with information regarding the terms of the Merger Agreement, the Voting Agreement and the Registration Rights Agreement. They are not intended to provide any other factual information about Vanguard, Eagle Rock or their respective subsidiaries or affiliates or equityholders. The representations, warranties and covenants contained in the Merger Agreement, the Voting Agreement and the Registration Rights Agreement were made only for purposes of those agreements and as of specific dates; were solely for the benefit of the respective parties to the Merger Agreement, the Voting Agreement and the Registration Rights Agreement; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by investors or unitholders. Investors and unitholders are not third party beneficiaries under the Merger Agreement (except with respect to the Eagle Rock unitholders’ right to receive Merger Consideration following the effective time under the Merger Agreement) and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Vanguard, Eagle Rock or any of their respective subsidiaries, affiliates, businesses, or equityholders. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, the Voting Agreement and the Registration Rights Agreement, which subsequent information may or may not be fully reflected in public disclosures by Vanguard or Eagle Rock. Accordingly, investors should read the representations and warranties in the Merger Agreement, the Voting Agreement and the Registration Rights Agreement not in isolation but only in conjunction with the other information about Vanguard, Eagle Rock and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC.

Additional Information about the Proposed Transactions and Where to Find It

In connection with the proposed Merger, Vanguard intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a preliminary joint proxy statement of Eagle Rock and Vanguard that also constitutes a preliminary prospectus of Vanguard. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be sent to (i) security holders of Eagle Rock seeking their approval with respect to the proposed Merger and (ii) security holders of Vanguard seeking their approval with respect to the issuance of Vanguard common units in connection with the proposed Merger. Vanguard and Eagle Rock also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other documents, once such documents are filed by Vanguard and Eagle Rock with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Vanguard will be available free of charge on Vanguard’s internet website at http://www.vnrllc.com or by contacting Vanguard’s Investor Relations Department by email at investorrelations@vnrllc.com or by phone at (832) 327-2234. Copies of the documents filed with the SEC by Eagle Rock will be available free of charge on Eagle Rock’s internet website at http://www.eaglerockenergy.com or by contacting Eagle Rock’s Investor Relations Department by email at info@eaglerockenergy.com or by phone at (281) 408-1203.

Participants in the Solicitation

Vanguard, Eagle Rock, and their respective directors, executive officers and other members of their management and employees may be deemed to be “participants” in the solicitation of proxies in connection with the proposed Merger. Investors and security holders may obtain information regarding Vanguard’s directors, executive officers and other members of its management and employees in Vanguard’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, Vanguard’s proxy statement for its 2015 annual meeting, which was filed with the SEC on April 20, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC. Investors and security holders may obtain information regarding Eagle Rock’s directors, executive officers and other members of their management and employees in Eagle Rock’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, Eagle Rock’s proxy statement for its annual meeting, which was filed with the SEC on March 31, 2015 and any subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the sources listed above. Additional information regarding the direct and indirect interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933. All statements other than historical facts, including, without limitation, statements regarding the expected benefits of the proposed transaction to Vanguard and Eagle Rock and their unitholders, the anticipated completion of the proposed transaction or the timing thereof, the expected future reserves, production, financial position, business strategy, revenues, earnings, costs, capital expenditures and debt levels of the combined company, and plans and objectives of management for future operations, are forward-looking statements. When used in this press release, words such as we “may,” “can,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “predict,” “project,” “foresee,” “believe,” “will” or “should,” “would,” “could,” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Vanguard, Eagle Rock or of the combined company. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements.

These risks and uncertainties include, but are not limited to: the ability to obtain unitholder approval of the proposed transaction; the ability to complete the proposed transaction on anticipated terms and timetable; Vanguard’s and Eagle Rock’s ability to integrate successfully after the transaction and achieve anticipated benefits from the proposed transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived; risks relating to any unforeseen liabilities of Vanguard or Eagle Rock; declines in oil, NGL or natural gas prices; the level of success in exploitation, development and production activities; adverse weather conditions that may negatively impact development or production activities; the timing of exploitation and development expenditures; inaccuracies of reserve estimates or assumptions underlying them; revisions to reserve estimates as a result of changes in commodity prices; impacts to financial statements as a result of impairment write-downs; risks related to level of indebtedness and periodic redeterminations of the borrowing base under Vanguard’s and Eagle Rock’s credit agreements; the ability of Vanguard and Eagle Rock to comply with covenants contained in the agreements governing their indebtedness; ability to generate sufficient cash flows from operations to meet the internally funded portion of any capital expenditures budget; ability to obtain external capital to finance exploitation and development operations and acquisitions; federal, state and local initiatives and efforts relating to the regulation of hydraulic fracturing; failure of properties to yield oil or gas in commercially viable quantities; uninsured or underinsured losses resulting from oil and gas operations; inability to access oil and gas markets due to market conditions or operational impediments; the impact and costs of compliance with laws and regulations governing oil and gas operations; ability to replace oil and natural gas reserves; any loss of senior management or technical personnel; competition in the oil and gas industry; risks arising out of hedging transactions. Eagle Rock and Vanguard caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors are contained in Eagle Rock’s and Vanguard’s Annual Reports on Form 10-K for the period ended December 31, 2014, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s website, http://www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. Except as required by law, neither Vanguard nor Eagle Rock intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description

Exhibit 2.1*	Agreement and Plan of Merger, dated as of May 21, 2015, by and among Vanguard Natural Resources, LLC, Talon Merger Sub, LLC, Eagle Rock Energy Partners, L.P. and Eagle Rock Energy GP, L.P. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Eagle Rock with the SEC on May 22, 2015).

Exhibit 4.1	Registration Rights Agreement, dated as of May 21, 2015, by and among Vanguard Natural Resources, LLC, Montierra Minerals & Production, L.P., Montierra Management LLC, Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., NGP Income Management L.L.C., Eagle Rock Holdings NGP 7, LLC, Eagle Rock Holdings NGP 8, LLC, ERH NGP 7 SPV, LLC, ERH NGP 8 SPV, LLC, NGP Income Co-Investment Opportunities Fund II, L.P. and NGP Energy Capital Management, L.L.C.

Exhibit 10.1*	Voting and Support Agreement, dated as of May 21, 2015, by and among Vanguard Natural Resources, LLC, Montierra Minerals & Production, L.P., Montierra Management LLC, Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., NGP Income Management L.L.C., Eagle Rock Holdings NGP 7, LLC, Eagle Rock Holdings NGP 8, LLC, ERH NGP 7 SPV, LLC, ERH NGP 8 SPV, LLC, NGP Income Co-Investment Opportunities Fund II, L.P., NGP Energy Capital Management, L.L.C., Eagle Rock Energy Partners, L.P. and Eagle Rock GP, L.P. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Eagle Rock with the SEC on May 22, 2015).

*	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VANGUARD NATURAL RESOURCES, LLC

Dated: May 22, 2015	By:	/s/ Richard A. Robert
		Name:	Richard A. Robert
		Title:	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 2.1*	Agreement and Plan of Merger, dated as of May 21, 2015, by and among Vanguard Natural Resources, LLC, Talon Merger Sub, LLC, Eagle Rock Energy Partners, L.P. and Eagle Rock Energy GP, L.P. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Eagle Rock with the SEC on May 22, 2015).

Exhibit 4.1	Registration Rights Agreement, dated as of May 21, 2015, by and among Vanguard Natural Resources, LLC, Montierra Minerals & Production, L.P., Montierra Management LLC, Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., NGP Income Management L.L.C., Eagle Rock Holdings NGP 7, LLC, Eagle Rock Holdings NGP 8, LLC, ERH NGP 7 SPV, LLC, ERH NGP 8 SPV, LLC, NGP Income Co-Investment Opportunities Fund II, L.P. and NGP Energy Capital Management, L.L.C.

Exhibit 10.1*	Voting and Support Agreement, dated as of May 21, 2015, by and among Vanguard Natural Resources, LLC, Montierra Minerals & Production, L.P., Montierra Management LLC, Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., NGP Income Management L.L.C., Eagle Rock Holdings NGP 7, LLC, Eagle Rock Holdings NGP 8, LLC, ERH NGP 7 SPV, LLC, ERH NGP 8 SPV, LLC, NGP Income Co-Investment Opportunities Fund II, L.P., NGP Energy Capital Management, L.L.C., Eagle Rock Energy Partners, L.P. and Eagle Rock GP, L.P. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Eagle Rock with the SEC on May 22, 2015).

*	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.